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File No. 017637-1043
VIA EDGAR CORRESPONDENCE
Duc Dang
Attorney—Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CoreSite Realty Corporation Amendment No. 5 to Registration Statement on Form S-11 Filed September 13, 2010 SEC File No. 333-166810
Dear Mr. Dang:
     We are in receipt of the Staff’s letter dated September 17, 2010 with respect to the above-referenced Amendment No. 5 to the Registration Statement on Form S-11 (as it may be amended or supplemented, “Amendment No. 5”). We are responding to the Staff’s comments on behalf of CoreSite Realty Corporation (the “Company”) as set forth below. Courtesy copies of this letter are being submitted to the Staff supplementally.
     The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 5. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. Page numbers referenced in the Company’s responses refer to page numbers in the marked copy of Amendment No. 5 furnished supplementally to the Staff on September 13, 2010.
     In preparing this response letter, we and the Company have tried to thoroughly explain both the reasons behind the responses and the revisions made to the Registration Statement. We hope this will facilitate your review of the amended filing.
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September 20, 2010

The Restructuring Transactions, page 7
1. On page 8, you disclose that you will own 42.5% of the operating partnership. In footnote 10 on page 42, you estimate that you will own 37% of such partnership. Please tell us why the two figures are different on the noted pages.
Response:
The Company notes the Staff’s comment and advises the Staff that the 42.5% ownership in the operating partnership that is disclosed on page 8 of Amendment No. 5 is calculated after giving effect to the underwriters’ exercise of their over-allotment option. Please see the third sentence of the third paragraph on page 8 of Amendment No. 5. The 37% ownership in the operating partnership disclosed in footnote 10 on page 42 of Amendment No. 5, consistent with the disclosure in the second paragraph on page 8 of Amendment No. 5, does not give effect to the exercise of the underwriters’ over-allotment option.
Material Terms of Our Indebtedness to be Outstanding After this Offering, page 62
2. We note the revised disclosure of the anticipated terms of your expected credit facility. Please revise to identify the lender or tell us why you are not able to provide such disclosure.
Response:
The Company notes the Staff’s comment and respectfully advises the Staff it believes that it has disclosed the material terms of the revolving credit facility, which will be entered into concurrently with the closing of the Company’s initial public offering. The Company further advises the Staff that upon entering into the revolving credit facility, the Company will file an Item 1.01 current report on Form 8-K disclosing its entry into the credit facility as a material definitive agreement, at which time it will also disclose the lead-arrangers under the facility. While the Company respectfully asserts that the institutions that have provided commitments under the facility are neither a customarily disclosed term of such an agreement nor material to investors, the Company refers the Staff to page 179 within the Underwriting section of Amendment No. 5, which includes the statement “We expect that the representatives and some of the other underwriters in this offering, or their respective affiliates, will be the arrangers and lenders of our new revolving credit facility for which they will receive customary fees and reimbursement of expenses.” Additionally the Company advises that Staff that it will provide more detailed information with respect to the lenders under its revolving credit facility in the final prospectus that it will file pursuant to Rule 424(b).
Pro Forma Condensed Consolidated Financial Statements page F-6
3. Based on the disclosure on page 8, we note the operating units that will be purchased from the entities contributing your Predecessor and Acquired Properties will be at the initial public offering price per share of your common stock net of underwriting discounts and commissions. Please disclose the unit purchase price per share here and elsewhere in your

September 20, 2010

document so that it is clear how the aggregate amount of cash consideration given for these units is calculated.
Response:
The Company notes the Staff’s comment and advises the Staff that the purchase price per unit based on the midpoint of the range net of underwriting discounts and commissions is readily calculable from the current disclosure throughout the prospectus and respectfully submits that no additional disclosure is necessary. The Company notes that investors can easily make this calculation on either a gross basis or a net basis after giving effect to the underwriting discount of 7% (disclosed in the table on F-13 of Amendment No. 5) in each case based on information that is provided throughout the Registration Statement.
•	To calculate the gross unit purchase price, investors may simply divide the operating partnership units being purchased from the Carlyle real estate funds (5,900,000) by the gross proceeds to the Carlyle real estate funds of $94.4 million (disclosed in the notes to the pro forma financial statements on page F-6 of Amendment No. 5 and in footnote H appearing on page F-14 of Amendment No. 5).
•	To calculate the unit purchase price on a net basis, after giving effect to the underwriting discount, investors may simply divide the operating partnership units being purchased from the Carlyle real estate funds (5,900,000) by the net proceeds to the Carlyle real estate funds of $87.8 million (disclosed in several places in the Registration Statement, including on page 8 and in footnote H appearing on page F-14 of Amendment No. 5).
Exhibits
4. You have indicated that exhibit 10.8 is the employment agreement between you and Deedee M. Beckman and has been previously filed. Exhibit 10.8 currently on file is your tax protection agreement. Please file the noted employment agreement.
Response:
The Company notes the Staff’s comment and advises the Staff that it will promptly file Ms. Beckman’s employment agreement as an exhibit to an exhibit only filing to the Registration Statement.
5. Please note that your contribution agreement, listed as exhibit 10.12 in this index, was filed and labeled as exhibit 10.9 with your prior amendment. Please tell us why you have not filed all the exhibits and schedules referenced in your contribution agreement.
Response:
The Company notes the Staff’s comment and respectfully advises the Staff that when the form of Contribution Agreement was initially filed, these exhibits were not yet completed. The Company advises the Staff that certain of the exhibits to the Contribution Agreement cannot be finalized until the pricing date of the offering and, accordingly, the Contribution Agreement will be entered into concurrently with the closing of the offering. The Company further advises the Staff that upon entering into the Contribution Agreement, the Company will file an Item 1.01 current report on Form 8-K disclosing its entry into the agreement as a material definitive agreement, at which time it will also file all material exhibits thereto.
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September 20, 2010

     Please direct any questions or comments regarding the foregoing to the undersigned at (202) 637-1028. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,
/s/ Patrick H. Shannon
Patrick H. Shannon
of LATHAM & WATKINS LLP
Enclosures

cc:	Yolanda Crittendon, Securities and Exchange Commission
Cicely LaMothe, Securities and Exchange Commission
Stacie Gorman, Securities and Exchange Commission
Thomas M. Ray, CoreSite Realty Corporation
Edward J. Schneidman, Esq., Mayer Brown LLP
John P. Berkery, Esq., Mayer Brown LLP
Jeffrey J. Knight, KPMG LLP
Raymond Y. Lin, Esq., Latham & Watkins LLP
Brandon J. Bortner, Esq., Latham & Watkins LLP